                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                              ---

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741541106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Thomas R. Denison - First Reserve Corporation,
          1801 California St., #4110, Denver, CO 80202, (303) 382-1280
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 741541106                                           Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VII, Limited Partnership
    I.R.S. No.: 06-1457408
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
  NUMBER OF   7.  SOLE VOTING POWER

    SHARES        0
              ------------------------------------------------------------------
 BENEFICIALLY 8.  SHARED VOTING POWER

   OWNED BY       882,663
              ------------------------------------------------------------------
     EACH     9.  SOLE DISPOSITIVE POWER

  REPORTING       0
              ------------------------------------------------------------------
    PERSON    10. SHARED DISPOSITIVE POWER

     WITH         882,663
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    882,663
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    1.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 741541106                                           Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VIII, L.P.
    I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
  NUMBER OF   7.  SOLE VOTING POWER

    SHARES        0
              ------------------------------------------------------------------
 BENEFICIALLY 8.  SHARED VOTING POWER

   OWNED BY       9,865,071
              ------------------------------------------------------------------
     EACH     9.  SOLE DISPOSITIVE POWER

  REPORTING       0
              ------------------------------------------------------------------
    PERSON    10. SHARED DISPOSITIVE POWER

     WITH         9,865,071
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,865,071
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    13.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 741541106                                           Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VII, L.P.
    I.R.S. No.: 06-1520256
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
  NUMBER OF   7.  SOLE VOTING POWER

    SHARES        0
              ------------------------------------------------------------------
 BENEFICIALLY 8.  SHARED VOTING POWER

   OWNED BY       882,663
              ------------------------------------------------------------------
     EACH     9.  SOLE DISPOSITIVE POWER

  REPORTING       0
              ------------------------------------------------------------------
    PERSON    10. SHARED DISPOSITIVE POWER

     WITH         882,663
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    882,663
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    1.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 741541106                                           Page 5 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VIII, L.P.
    I.R.S. No.: 06-1507318
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
  NUMBER OF   7.  SOLE VOTING POWER

    SHARES        0
              ------------------------------------------------------------------
 BENEFICIALLY 8.  SHARED VOTING POWER

   OWNED BY       9,865,071
              ------------------------------------------------------------------
     EACH     9.  SOLE DISPOSITIVE POWER

  REPORTING       0
              ------------------------------------------------------------------
    PERSON    10. SHARED DISPOSITIVE POWER

     WITH         9,865,071
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,865,071
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    13.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 741541106                                           Page 6 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Corporation
    I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
  NUMBER OF   7.  SOLE VOTING POWER

    SHARES        0
              ------------------------------------------------------------------
 BENEFICIALLY 8.  SHARED VOTING POWER

   OWNED BY       10,757,734
              ------------------------------------------------------------------
     EACH     9.  SOLE DISPOSITIVE POWER

  REPORTING       0
              ------------------------------------------------------------------
    PERSON    10. SHARED DISPOSITIVE POWER

     WITH         10,757,734
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,757,734
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    14.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to the statement on Schedule 13D amends the statement originally filed on July 26, 1999, by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P., ("GP VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII, and collectively, the "Funds"), and First Reserve Corporation ("First Reserve" and together with the Funds, the "Reporting Persons"), and relates to the Common Stock, no par value per share (the "Common Stock"), of Pride International, Inc., a Delaware corporation ("Pride" or the "Company" or "Issuer"). That
Schedule 13D is hereby amended as set forth below.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The penultimate paragraph of Item 4 is hereby deleted and replaced with the following:

         In connection with the reorganization of a minority investment of Pride, and pursuant to an Exchange Agreement among Fund VII, Fund VIII and Pride, dated March 9, 2001, Fund VII and Fund VIII exchanged existing securities in the investment (along with exchange rights associated therewith) for a combination of new securities in the investment, new exchange rights, and shares of Common Stock. On April 19, 2001, the Reporting Persons were informed that Fund VIII and Fund VII received 457,132 shares of Common Stock and 62,336 shares of Common Stock, respectively, pursuant to the Exchange Agreement as a result of the termination of the closing escrow arrangement on April 11, 2001.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of the date hereof, the Reporting Persons beneficially owned an aggregate of 10,757,734 shares of Common Stock which constitutes approximately 14.9% of the 72,295,629 shares of Common Stock outstanding as of March 29, 2001, as reported by the Company.

                     NUMBER OF SHARES      PERCENTAGE OF
REPORTING PARTY     BENEFICIALLY OWNED         CLASS
---------------     ------------------     -------------

Fund VII                   882,663              1.2%

Fund VIII                9,865,071             13.6%

GP VII(1)                  882,663              1.2%

GP VIII(1)               9,865,071             13.6%

First Reserve(1)        10,757,734(2)           14.9%

                  (1) GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and Fund VIII. First Reserve, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by the Funds.

                  (2) Consists of 10,747,734 shares of Common Stock held directly by First Reserve and the Funds, and 10,000 shares underlying stock options issued to William E. Macaulay in his capacity as a director of the Issuer. First Reserve may be deemed to share dispositive and voting control over these shares.

         (c) During the past 60 days, the following transactions were effected:

REPORTING           DATE OF          NUMBER OF       PRICE PER
PARTY             TRANSACTION         SHARES           SHARE             TRANSACTION
---------         -----------        ---------       ---------       -------------------

Fund VIII          4/11/2001          457,132           N/A          Acquisition through
                                                                     Exchange (1)

Fund VII           4/11/2001           62,336           N/A          Acquisition through
                                                                     Exchange (1)

                  (1) See description of exchange in Item 4.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: May 4, 2001.

                            FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                            By: First Reserve GP VII, L.P., as General Partner
                                By: First Reserve Corporation,
                                     as General Partner



                                By: /s/ Thomas R. Denison
                                    --------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director



                            FIRST RESERVE FUND VIII, L.P.

                            By: First Reserve GP VIII, L.P., as General Partner,
                                By: First Reserve Corporation
                                     as General Partner



                                By: /s/ Thomas R. Denison
                                    --------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                            FIRST RESERVE GP VII, L.P.

                            By: First Reserve Corporation,
                                 as General Partner



                                By: /s/ Thomas R. Denison
                                    --------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                                FIRST RESERVE GP VIII, L.P.

                                By: First Reserve Corporation,
                                     as General Partner



                                    By: /s/ Thomas R. Denison
                                        ----------------------------------------
                                    Name: Thomas R. Denison
                                        Title: Managing Director



                                FIRST RESERVE CORPORATION



                                By: /s/ Thomas R. Denison
                                    --------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director